Meritage Homes Corporation
178521 North 85th Street
Suite 300
Scottsdale, Arizona 85255
September 7, 2010

Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Meritage Homes Corporation. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 5, 2010 Definitive Proxy Statement on Schedule 14A Filed March 31, 2010

Dear Mr. Ingram

On behalf of Meritage Homes Corporation (the “Company”) we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated August 24, 2010 (the “Comment Letter”) with respect to the filings referenced above. We have reviewed the questions in your Comment Letter and have provided responses below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Fiscal 2009 Compared to Fiscal 2008, page 37

1.	We note your response to comment three of our letter dated August 3, 2010. While the tabular information that you provide beginning on page 33 is helpful to investors, the narrative discussion in the MD&A should both identify the business reasons that contributed to the material changes in line items, and quantify these reasons to the extent possible. The current version of your MD&A highlights various statistics and factors for each of the states that make up the various regions, but it is unclear whether, and if so, how, these various statistics and factors contributed to the overall decline in revenue in each of the regions. For example, you note that revenues decreased 30.6% in the Central Region when compared with 2008, and your analysis highlights the cancellation rate and the job and population pool in Texas, backlog and average sales prices and new community openings in Arizona, and new community openings in Colorado. While each of these statistics and factors may have contributed to the overall decrease in the revenue in the Central Region, it is unclear how much, and to what extent, each of these factors contributed. This is also true for the West Region and East Region, as noted in our prior comment. In future filings, please first quantify the individual impact of each of the states on the overall decrease in revenue, and then indentify and quantify the specific business reasons that contributed to the decreases in revenue in that state in a manner in which the investor can readily discern how the business reasons contributed to the overall decrease in revenue, and can identify the effects of trends, events, demands and uncertainties.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

Response

The Company acknowledges the Staff’s comment and will in future filings quantify in tabular form the impact of each state on the overall change in revenue. The Company clarifies that in many cases, it is not possible to quantify in specific dollar terms the impact of specific business events or trends on changes in revenue, even where the Company can identify events or trends that the Company nevertheless believes have a positive or negative impact. The Company will in future filings identify in its MD&A narrative discussion the specific business reasons that contributed to material changes in revenue in each state and, where such reasons can be meaningfully quantified, the Company will incorporate such information into its narrative discussion.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

2.	We note that in response to comment seven of our letter dated August 3, 2010 you state that your review of the compensation of your industry peers is “informal in nature and is not by itself used to specifically set any particular element of compensation,” but is “used as a guide for [y]our Executive Compensation Committee in setting reasonable future compensation levels and benefits.” It appears that you are engaging in benchmarking, as benchmarking includes “using compensation data about other companies as a reference point on which — either wholly or in part — to base, justify or provide a framework for a compensation decision.” Accordingly, please identify the component companies you used in benchmarking. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K and Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment. If the Company conducts a formal or informal review of executive compensation based wholly or in part on other companies’ information, it will, in future filings, identify the companies comprising its reference points for its review. Supplementally, per the Staff’s request, the Company discloses to the Staff that the companies comprising the reference group used for the Company’s last informal evaluation are:

•	Toll Brothers, Inc.

•	Ryland Group Inc.

•	Beazer Homes USA, Inc.

•	Standard Pacific Corp.

•	D.R. Horton, Inc.

•	PulteGroup, Inc.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

•	Hovnanian Enterprises, Inc.

•	NVR, Inc.

•	M.D.C. Holdings, Inc.

•	Lennar Corporation

•	KB Home

•	M/I Homes, Inc.

Annual Incentive Compensation, page 25,

3.	We note your response to comment 10 of our letter dated August 3, 2010. Please confirm that you will provide similar information regarding the factors considered by the Compensation Committee in awarding discretionary bonuses in future filings.

Response

The Company acknowledges the Staff’s comment and will in future filings provide similar information regarding the factors considered for any discretionary bonuses granted to NEOs.

Discussion of CEO and NEO Compensation page 29

4.	We note your response to comment 12 of our letter dated August 3, 2010, which is substantially similar to the information you provided in response to comment seven of our letter dated August 3, 2010. Accordingly, it appears that you are engaging in benchmarking. Please provide the same information as is requested in our comment three above. Further, we note your statement that “in determining the appropriate equity award, the Compensation Committee used the same analysis and considered the same factors discussed in our response to Comment #7.” The analysis provided in response to our prior comment seven discusses only your review of the compensation of your company’s industry peers. To the extent other factors were considered, please disclose these factors supplementally.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

Response

The Company acknowledges the Staff’s comment. The Company discloses to the Staff that in addition to its informal review of certain publicly-available data of its industry peers, a wide range of additional qualitative factors are also considered by the Compensation Committee in its compensation decisions. These include a review of the following:

•	Meritage Homes’ historical compensation programs as well as actual compensation earned under such programs;

•	Existing macro-economic and industry-specific conditions and the impact, if any, they would have on projected total compensation;

•	Meritage Homes’ capital structure and the impact to shareholders and the potential dilution that may result from the granting additional stock-based compensation;

•	Values of current year vestings of prior stock-based compensation, to take into consideration stock-price changes; and

•	Additional performance requirements on outstanding stock-based compensation awards and the likelihood of their attainment.

The Company will include a more detailed discussion similar to the above disclosure addressing these additional qualitative factors in future filings. Additionally, if the Company conducts a formal or informal review of executive compensation based wholly or in part on other companies’ information, it will, in future filings, identify the companies comprising its reference points for its review. The companies comprising the reference group used for the Company’s last informal evaluation are set forth above in our response to Staff Comment 2.

5.	We note that in response to comment 13 of our letter dated August 3, 2010, you state that you do not believe budgeted pre-tax income, budgeted SG&A and the actual customer service satisfaction rating are material to an investor’s understanding of the restricted stock awards. Please note that where performance targets play an important role in the way a company incentivizes its management, the performance target is generally material and must be disclosed so that investors are provided with meaningful insight into compensation policies and decisions, including the reasons behind the policies and decisions. Either disclose the actual value for “budget” and the actual Customer Service Satisfaction Rating in 2009, or provide us with a more detailed analysis as to why you believe this information is not material. Merely advising us that disclosure of these metrics is not material because they relate only to the NEO’s ability to “control costs and drive profitability” is not sufficient. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please follow the procedure detailed in comment 13 of our letter dated August 3, 2010.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

Response

The Company acknowledges that performance targets provide meaningful insight into the Company’s compensation policies and decisions. The Company also believes that the distinction between general performance criteria discussions and specific performance criteria discussions is not necessarily a black line. Rather, the Company believes disclosure about performance targets is a continuum between a simple statement that performance targets exists and/or were met, and a detailed recitation, explanation and calculation of every conceivable element of the performance target. Based on this continuum, the Company believes that the disclosure in its 2010 proxy statement should not be viewed as near the “general” side of the continuum, but in fact closer to the detailed side of the continuum.

The Company further believes that the Staff and leading commentators have acknowledged that there is a distinction (with respect to materiality) between performance criteria or targets relating to future periods and those relating to historical periods. Because the restricted stock awards vest over a three-year period, the Company believes a more general description is appropriate with respect to awards that will vest in the future. Conversely, the Company acknowledges more detailed information is appropriate and material to investors on a historical basis for awards paid / or vested during a given fiscal year.

As indicated in our prior response, the key aspect of the performance metrics is holding the executive accountable to achieve the Company’s budget. In other words, the performance the Executive Compensation Committee is seeking to obtain from the executive is budgetary control and accountability, not necessarily the financial metrics themselves. A more detailed explanation of why the Company believes it has disclosed the material aspects pertaining to its performance awards that vested in 2010 follows.

With respect to the pre-tax net income performance criteria, the Company disclosed:

•	the goal—125% of 2009 Pre-tax income is greater than budget or 2009 Pre-tax income is within $9 million of budget;

•	actual Pre-tax income (loss of $25,750,000); and

•	that actual Pre-tax income exceeded the budget by more than $9 million.

With respect to the SG&A performance target, the Company disclosed:

•	the goal—SG&A expense less than 110% of budget;

•	actual SG&A expense ($60,175,000); and

•	that actual SG&A expense was within 110% of budget.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

Against the backdrop of budgetary control and accountability, the Company does not believe disclosure of the precise budgeted pre-tax income or SG&A expense is material. In fact, the Company believes the key information point is that Company’s actual results fell within, or were better than, the prescribed range relative to the budgeted amounts. The Company’s disclosure of the actual Pre-tax income and SG&A expense is provided to give context to the goals and provide some indication of the difficulty in achieving the goal. Moreover, while the disclosure does not provide the precise levels of budgeted Pre-tax income and SG&A expense, because the Company discloses the target ranges and the actual results, investors are provided with meaningful insight and material information about the performance targets. For example, for SG&A expense, the Company disclosed that the actual SG&A expense was $60,175,000 which was within 110% of budget. From these facts, we believe it is apparent on its face that the budget was less than $66.2 million and more than $54.7 million. The Company believes this range provides investors the material information they need for meaningful insight into the Company’s compensation policies and decisions.

With respect to the Customer Service Satisfaction Rating (the “Rating”), the Company disclosed:

•	the goal—a Rating better than 8.0; and

•	the result—that the Rating was better than 8.0.

As indicated in our prior response, the number of shares that vest does not vary once the target score is achieved (i.e., the executive is entitled to the same number of shares whether the rating is 8.01 or 10.00). Moreover, the possible range is 0.00 to 10.0. The Company believes it has provided investors with the material aspects of the performance target by disclosing the target and that the actual Rating exceeded this target. The target goal of 8.0 or better provides a fairly narrow range (between 8.00 and 10.0) such that the precise Rating level is not material. The Company believes such a range provides investors with meaningful insight into the Company’s compensation policies and decisions.

In addition, with respect to the “Rating, the Company believes disclosure of the actual Rating would result in competitive harm. The Rating is calculated by a third party based on surveys submitted by our customers. Participation by the Company in the Rating survey is voluntary and the results of the survey are confidential. Disclosure of this confidential information in the Company’s periodic reports would put the Company at a competitive disadvantage with other builders that participate in the survey because, for example, they would know the Company’s Rating, but the Company would not know their ratings. Moreover, if another company’s rating was higher than Meritage’s, the other company could use that information as a marketing tool against the Company, whereas Meritage would not have the benefit of knowing the other company’s confidential rating information. In other words, it would result in an uneven playing field for Meritage. Consequently, the Company believes its actual Rating constitutes confidential commercial information and would result in competitive harm is disclosed.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

The following is an analysis of whether disclosure of the Company’s actual Rating would cause competitive harm based on the confidential treatment exemption for commercial information under Securities Act Rule 406 and Exchange Act Rule 24b-2.

The Company believes the actual Customer Service rating qualifies for the exclusion from the public disclosure requirements of the Freedom of Information Act (the “FOIA”) under the confidential commercial or financial information exemption. 5 U.S.C. § 552(b)(4) (the “Exemption”). To obtain confidential treatment under the Exemption, “the information must be: (1) commercial or financial; (2) obtained from a person outside of the government; and (3) privileged or confidential.” Prof’l Review Org. v. United States Dep’t of Health, 607 F. Supp. 423, 425 (D.D.C. 1985).

The Company fulfills the first requirement of the Exemption because the actual Rating consists of commercial information. Within the confines of FOIA, the term “commercial” is given its ordinary meaning. Allnet Commc’ns v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992). Additionally, the term “commercial” for the Exemption is “construed broadly to include information in which the submitting party has a ‘commercial interest.’” Judicial Watch, Inc. v. United States Dep’t of Commerce, 337 F. Supp. 2d 146, 168 (D.C. Cir. 2004). Here, the actual Rating falls within the definition of commercial information because the Company has a commercial interest in maintaining the confidentiality of its actual Rating, especially when its competitors’ ratings are not required to be made publicly available.

The Company fulfills the second requirement of the Exemption because the rating information is obtained from persons outside of the government. The applicable definition of “person” includes an “individual, partnership, corporation, association, or public or private organization other than an agency.” 5 U.S.C. § 551(2). Here, the Company’s actual Rating is contained in a report obtained from an independent third party, and not a governmental source.

The Company fulfills the third requirement of the Exemption because the “privileged or confidential” information requested is internal to the Company. The District Court for the District of Columbia has held under the Exemption:

Information is privileged or confidential if it is not the type usually released to the public and, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained . . . In order to show the likelihood of substantial competitive harm it is not necessary to show actual competitive harm; actual competition and the likelihood of substantial injury is all that is necessary.

Prof’l Review Org., 607 F. Supp. at 425-26. For information to obtain privileged or confidential status under the Exemption, it must be established that: (a) the information is not the type usually released to the public, (b) the party releasing the information has actual competition, and (c) the information disclosed will likely cause substantial injury to the releasing party.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

As discussed above, the survey results for participating companies are confidential and not available to the public. The Company will suffer competitive harm if its actual Rating was publicly disclosed because the same information is not disclosed by other competitor companies, and because companies that do not participate in this program or companies that participate in a different program could potentially use this information as a marketing tool against the Company.

The Company operates in a competitive market, and disclosure of the Rating could place the Company at a competitive disadvantage. See Gulf & W. Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (treating as confidential bid documentation submitted to the government because disclosure would reveal a company’s internal pricing structure and allow competitors to undercut the bids from that company). The stockholders’ minimal utility for the actual Rating is vastly outweighed by the harmful effect public disclosure could have on the Company’s marketing advantages. Therefore, exclusion of the actual Rating is in the best interests of the Company’s stockholders.

The Company believes that disclosure of its actual Rating could cause substantial injury to the Company. The actual Rating is not by itself a required disclosure, and moreover, the Company’s participation in the rating survey is entirely voluntarily. The only reason the Company discloses any information about the Rating is because the Company has elected to make its Rating a performance goal for certain executives’ incentive compensation. The Company’s competitors are not required to disclose any customer service ratings information and thus disclosure of this competitive information could cause the Company substantial injury because the same information is not disclosed by other competitor companies, and because companies do not participate in this program or companies that participate in a different program could potentially use this information as a marketing tool against the Company.

In determining what constitutes competitive harm, courts have given great latitude to arguments presented. For examples of the latitude given to companies in making competitive harm arguments, see, e.g., Board of Trade v. CFTC, 627 F.2d 392 (D.C. Cir. 1980) (disclosure of market positions and trade secrets would result in competitive harm); Braintree Electric Light Dept. v. DOE, 494 F. Supp. 287 (D.D.C. 1980) (release of a customer list would allow competing firms to sell to applicant’s customers without incurring the costs of developing a list); and Comstock International, Inc. v. Expert-Import Bank, 464 F. Supp. 804 (D.D.C 1979) (disclosure of loan information would adversely affect the future volume of commercial lending). Additionally, in Occidental Petroleum Corp. v. SEC, 873 F.2d 325, 341 (D.C. Cir. 1989), the Court of Appeals stated the SEC’s role in determining potential harm is to determine “whether any non-public information contained in those documents is competitively sensitive, for whatever reason.” Here, for the above reasons, the Company would be put at a competitive disadvantage if its actual Rating was disclosed, which would ultimately affect the Company’s commercial success.

As set forth above, the Company respectfully submits that it fulfills the requirements of the Exemption by establishing that its actual Rating is not usually released to the public, that the Company is in actual competition with others in its business, and that the Company could incur substantial injury as a result of disclosure of its actual Rating.

Jay Ingram
United States Securities and Exchange Commission
September 7, 2010

We acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at 480.515.8003.

Sincerely,

/s/ Larry W. Seay, Executive Vice President and
Chief Financial Officer

cc:	Erin Jaskot Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010